EXHIBIT 12.1

Sabine Pass LNG, L.P.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
	(in thousands, except ratio)
Earnings:
Pre-tax income (loss) from continuing operations	$120,411	$212,805	$268,914	$256,445	$198,809	$(78,938)
Fixed charges	81,991	174,751	176,907	177,031	175,730	160,935
Amortization of capitalized interest	2,408	4,816	4,814	4,813	3,774	896
Interest capitalized	—	(10)	(274)	5	(26,129)	(80,663)

Total earnings available for fixed charges	$204,810	$392,362	$450,361	$438,294	$352,184	$2,230

Fixed Charges
Interest expense on indebtedness	$80,461	$171,495	$173,590	$174,016	$147,201	$79,773
Interest capitalized	—	10	274	(5)	26,129	80,663
Interest expense on portion of rent	1,530	3,246	3,043	3,020	2,400	499

Total fixed charges	$81,991	$174,751	$176,907	$177,031	$175,730	$160,935

Ratio of earnings to fixed charges	2.5	2.2	2.5	2.5	2.0	— (1)

For purposes of computing these ratios:

Earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest.

Fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor.

(1)	For the year ended December 31, 2008, earnings were not adequate to cover fixed charges by $158.7 million.